Exhibit 99.1

Q3 Report 2026

Cautionary Statement Concerning Forward - Looking Statements This communication contains forward - looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward - looking statements can sometimes be identified by the use of forward - looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward - looking statements include such identifying words. You are cautioned not to rely on these forward - looking statements. Forward - looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward - looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID - 19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber - attack, power loss, telecommunications failure or other natural or man - made event, including the ability to function remotely during long - term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/ results - center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward - looking statements. We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof. Non - IFRS Financial Measures This communication contains certain non - IFRS financial measures, or alternative performance measures, that AkzoNobel believes are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's management regularly use a variety of financial measures that are not in accordance with IFRS for forecasting, budgeting and measuring financial performance. The non - IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures. While AkzoNobel believes that these non - IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non - IFRS financial measures. These non - IFRS financial measures are not prepared in accordance with IFRS, are not reported by all of AkzoNobel’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s competitors due to potential differences in the exact method of calculation. Any non - IFRS financial measures, or alternative performance measures, included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures. A definition of the measure and a reconciliation to the closest IFRS measure of any non - IFRS financial measures, or alternative performance measures, included in this document, are presented where appropriate. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. Any information contained on websites linked or reports referenced in this Q3 Report 2026 on Form 6 - K is for information only and will not be deemed to be incorporated by reference herein.

Important Information Regarding the Proposed Axalta Transaction General Restrictions This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction which was published on June 24, 2026. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, "Relevant Persons").This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person. Additional Information and Where to Find It In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. On August 5, 2026, shareholders at the Extraordinary General Meeting of AkzoNobel and Special General Meeting of Axalta, respectively, voted in favor of all resolutions related to the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/ prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/ sec - filings/all - sec - filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all - sec - filings . The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on June 24, 2026. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trade register and on its website at https:// www.akzonobel.com/en/investors/results - center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/ prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Financial highlights

Q3 2026

Revenue

Revenue was flat versus Q3 2025, with scope changes resulting from the divestment of our liquid coatings businesses in India and the deconsolidation of the Russian entities reducing revenue by 5%, largely offset by a positive FX/Other impact of 3%. Organic sales growth* of 2% was principally driven by a 5% increase in pricing, with 1% negative mix. Volumes were lower in Decorative Paints, driven by LATAM, and in Performance Coatings, principally due to lower Industrial Coatings volumes.

Year-to-date 2026

Revenue

Revenue decreased 4% versus year-to-date 2025, principally driven by scope changes resulting from the divestment of our liquid coatings businesses in India and the deconsolidation of the Russian entities (negative 4% impact), with FX/Other also negatively impacting revenue by 1%. Organic sales growth* was up 1%, with slightly lower volumes more than offset by an increase in price/mix. Volume growth occurred in Asia, while volumes in Europe and North America were lower.

Revenue

Third quarter					January-September			
2025	2026	Δ%	Δ% Organic sales*	in € millions	2025	2026	Δ%	Δ% Organic sales*
1,492	1,510	1%	3%	Performance Coatings	4,621	4,480	(3%)	1%
1,055	1,028	(3%)	1%	Decorative Paints	3,165	3,033	(4%)	1%
2,547	**2,538**	—%	2%	**Total**	7,786	**7,513**	(4%)	1%

Revenue development Q3 2026



10
5
0
-5
-10
-2%
4%
2%
-5%
3%
—%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

[1] Other contains hyperinflation

Revenue development year-to-date 2026



10
5
0
-5
-10
-1%
2%
1%
-4%
-1%
-4%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

[1] Other contains hyperinflation

in % versus Q3 2025	Volume	Price/ mix	Organic sales growth/ (decline)*	Scope changes	FX/ Other[1]	Revenue
Performance Coatings	(2)	5	3	(4)	2	1
Decorative Paints	(3)	4	1	(7)	3	(3)
Total	**(2)**	**4**	**2**	**(5)**	**3**	**—**

in % versus year-to-date 2025	Volume	Price/ mix	Organic sales growth/ (decline)*	Scope changes	FX/ Other[1]	Revenue
Performance Coatings	(1)	2	1	(3)	(1)	(3)
Decorative Paints	(2)	3	1	(5)	—	(4)
Total	**(1)**	**2**	**1**	**(4)**	**(1)**	**(4)**

Volume development per quarter (year-on-year) in %	Q3 25	Q4 25	Q1 26	Q2 26	Q3 26
Performance Coatings	(2)	(3)	(2)	2	(2)
Decorative Paints	1	(1)	—	(4)	(3)
Total	(1)	(2)	(1)	—	**(2)**

Price/mix development per quarter (year-on-year) in %	Q3 25	Q4 25	Q1 26	Q2 26	Q3 26
Performance Coatings	1	1	(1)	—	5
Decorative Paints	1	—	2	5	4
Total	1	1	—	2	**4**

Organic sales* development per quarter (year-on-year) in %	Q3 25	Q4 25	Q1 26	Q2 26	Q3 26
Performance Coatings	—	(2)	(3)	2	3
Decorative Paints	2	(1)	2	1	1
Total	1	(1)	(1)	2	**2**

Revenue development per quarter (year-on-year) in %	Q3 25	Q4 25	Q1 26	Q2 26	Q3 26
Performance Coatings	(6)	(10)	(10)	—	1
Decorative Paints	(3)	(9)	(7)	(3)	(3)
Total	(5)	(9)	(9)	(1)	**—**

*Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Financial highlights Q3 2026 Operating income Operating income was negative €73 million (Q3 2025: negative €29 million). Q3 2026 was impacted by €230 million from the Russia deconsolidation, €46 million from the Pakistan divestment and costs in anticipation of the merger (all reported in Other activities). In 2025, the €275 million addition to the provision for the Australian litigation (Project Ichthys) was included (reported in Performance Coatings). Costs in anticipation of the merger were included in SG&A, while all other above mentioned items where included in Other Results. Adjusted EBITDA* Organic adjusted EBITDA growth of €15 million. Scope changes (India, Russia) impacted adjusted EBITDA by €21 million negative, while FX/Other was €9 million positive. Overall, adjusted EBITDA increased to €388 million (Q3 2025: €385 million). Year - to - date 2026 Operating income Operating income decreased to €355 million (year - to - date 2025: €377 million). 2026 was impacted by €230 million from the Russia deconsolidation, €46 million from the Pakistan divestment and costs in anticipation of the merger (all reported in Other activities). In 2025, the €275 million addition to the provision for the Australian litigation (Project Ichthys) was included (reported in Performance Coatings). Costs in anticipation of the merger were included in SG&A, while all other above mentioned items where included in Other Results. Adjusted EBITDA* Organic adjusted EBITDA growth of €54 million. Scope changes impacted adjusted EBITDA by €46 million negative, while FX/ Other had a negative impact of €12 million. As a result, adjusted EBITDA decreased to €1,131 million (year - to - date 2025: €1,135 million). Adjusted EBITDA* development Q3 2026 in € millions 385 15 - 21 9 388 2025 Organic sales growth/(decline)* Scope changes FX/Other 2026 Adjusted EBITDA* development year - to - date 2026 in € millions 1,135 54 - 46 - 12 1,131 2025 Organic growth/(decline)* Scope changes FX/Other 2026 1 Other contains hyperinflation Financing income and expenses Financing income and expenses amounted to negative €114 million (year - to - date 2025: negative €156 million). The decrease was mainly due to the charge in 2025 of the interest portion of the provision for the Australian litigation. Net interest on net debt was €97 million (year - to - date 2025: €99 million). Income tax The effective tax rate was 71.9% (year - to - date 2025: 73.8%). The effective tax rate was impacted by non - taxable acquisition and divestment related results and adjustments for prior years. Excluding these impacts, the effective tax rate was 32.4%. In 2025, the effective tax rate was impacted by the provision for the Australian litigation. *Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. FX / Other 1 FX / Other 1

Net Income

Net income attributable to shareholders was €54 million (year-to-date 2025: €37 million). Earnings per share from total operations was €0.32 (year-to-date 2025: €0.22). Adjusted earnings per share from continuing operations was €2.96 (year-to-date 2025: €3.07).

Operating income

Third quarter				January-September		
2025	**2026**	**Δ%**	in € millions	**2025**	**2026**	**Δ%**
(138)	141		Performance Coatings	183	442	
149	152	2%	Decorative Paints	327	390	19%
(40)	(366)		Other activities	(133)	(477)	
(29)	**(73)**	152%	**Total**	377	**355**	(6%)

Adjusted EBITDA*

Third quarter				January-September		
2025	**2026**	**Δ%**	in € millions	**2025**	**2026**	**Δ%**
209	201	(4%)	Performance Coatings	653	616	(6%)
184	199	8%	Decorative Paints	523	556	6%
(8)	(12)		Other activities	(41)	(41)	
385	**388**	1%	**Total**	1,135	**1,131**	—%

Operating income to net income

Third quarter			January-September	
2025	**2026**	in € millions	**2025**	**2026**
(29)	**(73)**	**Operating income**	377	**355**
(76)	(31)	Financing income and expenses	(156)	(114)
9	7	Results from associates	31	26
(96)	**(97)**	**Profit before tax**	252	**267**
(94)	(78)	Income tax	(186)	(192)
(190)	**(175)**	**Profit from continuing operations**	66	**75**
(1)	(1)	Profit from discontinued operations	(1)	(2)
(191)	**(176)**	**Profit for the period**	65	**73**
(3)	(2)	Non-controlling interests	(28)	(19)
(194)	**(178)**	**Net income**	37	**54**

* Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Financial highlights

Cash flows

Net cash from operating activities in Q3 was an inflow of €187 million (Q3 2025: inflow of €331 million). The lower inflow compared with Q3 2025 was mainly due to changes in working capital.

Net cash from investing activities in Q3 was an outflow of €81 million (Q3 2025: outflow of €27 million). The change versus Q3 2025 was principally driven by an outflow of €53 million in"Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated ", which contains the net impact from the deconsolidation of the Russian entities and the Pakistan divestment.

Net cash from financing activities was an outflow of €129 million in Q3 2026 (Q3 2025: outflow of €530 million). The higher outflow in 2025 was mainly due to changes from borrowings.

Free cash flow*

The free cash flow in Q3 2026 was lower compared with Q3 2025, mainly due to changes in working capital.

Free cash flow*

Third quarter			January-September	
2025	**2026**	in € millions	**2025**	**2026**
65	**25**	**EBITDA***	657	**638**
1	–	Impairment losses	8	4
(5)	274	Pre-tax results on acquisitions and divestments	(16)	273
138	16	Changes in working capital	(172)	(285)
256	(23)	Changes in provisions	298	(51)
(48)	(36)	Interest paid	(147)	(142)
(84)	(66)	Income tax paid	(193)	(164)
8	(3)	Other changes	18	(2)
331	**187**	**Net cash generated from/(used for) operating activities**	453	**271**
(66)	(68)	Capital expenditures	(209)	(188)
265	**119**	**Free cash flow**	244	**83**

Net debt*

At September 30, 2026, net debt was €3,090 million (December 31, 2025: €2,942 million). The increase compared with December 31, 2025, was mainly due to dividend payments of €281 million, partly offset by cash generated from operations. Leverage ratio* (net debt/ adjusted EBITDA) at September 30, 2026, was 2.1 (December 31, 2025: 2.0).

Net debt*

in € millions	September 30, 2025	December 31, 2025	September 30, 2026
Short-term investments	(2)	(302)	(266)
Cash and cash equivalents	(1,322)	(1,618)	(3,146)
Long-term borrowings	3,657	3,670	5,501
Short-term borrowings	1,695	1,192	1,001
Total	4,028	2,942	**3,090**

Invested capital*

Invested capital at September 30, 2026, totaled €7.4 billion, compared with €7.6 billion at year-end 2025. The lower invested capital was mainly due to the deconsolidation of the Russian entities and Deco South East Asia being reported as held for sale.

Invested capital*

in € millions	September 30, 2025	December 31, 2025	September 30, 2026
Trade receivables	2,258	1,990	2,312
Inventories	1,570	1,529	1,639
Trade payables	(2,122)	(2,157)	(2,372)
Trade working capital	**1,706**	**1,362**	**1,579**
Other working capital items	(153)	(50)	(178)
Non-current assets	7,855	7,891	7,611
Less investments in associates	(230)	(232)	(244)
Less pension assets	(846)	(891)	(926)
Deferred tax liabilities	(460)	(487)	(455)
Invested capital	7,872	7,593	**7,387**

Trade working capital*

Trade working capital at September 30, 2026, was €1.6 billion (September 30, 2025: €1.7 billion).

Trade working capital as a percentage of revenue was 15.6% in Q3 2026. Compared with Q3 2025, the decrease is mainly the result of an increase in trade payables. On a comparable basis (excluding held for sale accounting) trade working capital as a percentage of revenue was 15.7% in Q3 2026.

Trade working capital*

As % of revenue


16.7
14.4
16.8
15.6
15.6
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Workforce

At September 30, 2026, the number of employees was 29,900 (September 30, 2025: 33,200). The 3,300 employees decrease includes a reduction of 2,000 employees due to the divestment of our liquid coatings businesses in India and the deconsolidation of the Russian entities.

* Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Performance Coatings

Q3 2026

Revenue was up 1% versus Q3 2025. Scope changes (India, Russia) reduced revenue by 4%, while FX/Other was 2% positive.

Organic sales growth was up 3%, principally driven by pricing which was up 5%, partly offset by lower volumes. Pricing was positive in all businesses, with flat mix. Slight volume growth in Automotive and Specialty Coatings was more than offset by lower volumes in Industrial Coatings, principally driven by packaging.

Operating income increased to €141 million (Q3 2025: €138 million negative). The increase in operating income compared with Q3 2025 was mainly due to the impact from the Australian litigation (Project Ichthys) in 2025.

Adjusted EBITDA at €201 million (Q3 2025: €209 million). Organic growth at €2 million. Scope changes (India, Russia) impacted adjusted EBITDA by negative €9 million. Adjusted EBITDA margin at 13.3% (Q3 2025: 14.0%).

Year-to-date 2026

Revenue decreased 3% versus year-to-date 2025, with FX/other impacting revenue by negative 1% and scope changes (India, Russia) reducing revenue by 3%%.

Organic sales growth was up 1%, principally driven by pricing. Volume growth in Powder Coatings and Automotive and Specialty Coatings was more than offset by lower volumes in Industrial Coatings and Marine and Protective Coatings. Pricing was up 3%, partly offset by 1% negative mix. Pricing was positive in all businesses.

Operating income increased to €442 million (year-to-date 2025: €183 million). The increase in operating income compared with year-to-date 2025 was mainly due to the impact from the Australian litigation in 2025.

Adjusted EBITDA at €616 million (year-to-date 2025: €653 million), with organic growth down €1 million. Adjusted EBITDA further included €19 million negative FX/Other and €17 million impact from scope changes (India, Russia). Adjusted EBITDA margin was 13.8% (year-to-date 2025: 14.1%).

Revenue development Q3 2026



10
5
0
-5
-10
-2%
5%
3%
-4%
2%
1%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

Revenue development year-to-date 2026



10
5
0
-5
-10
-1%
2%
1%
-3%
-1%
-3%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

[1] Other contains hyperinflation

Revenue

Third quarter					January-September			
2025	2026	Δ%	Δ% Organic sales*	in € millions	2025	2026	Δ%	Δ% Organic sales*
315	329	4%	7%	Powder Coatings	968	991	2%	5%
381	385	1%	2%	Marine and Protective Coatings	1,197	1,112	(7%)	(2%)
334	341	2%	3%	Automotive and Specialty Coatings	1,023	1,011	(1%)	3%
462	455	(2%)	1%	Industrial Coatings	1,433	1,366	(5%)	(2%)
1,492	**1,510**	1%	3%	**Total**	4,621	**4,480**	(3%)	1%

Adjusted EBITDA* development

Third quarter		January - September
2026	in € millions	**2026**
209	2025 reported	653
2	Organic growth/(decline)*	(1)
(9)	Scope changes	(17)
(1)	FX/Other[1]	(19)
201	**2026 reported**	**616**

Key financial figures

Third quarter				January-September		
2025	2026	Δ%	in € millions/%	2025	2026	Δ%
1,492	1,510	—	Revenue	4,621	4,480	(3%)
(138)	141	—	Operating income	183	442	142%
(303)	(14)		Identified items*	(337)	(37)	
(44)	(46)		Depreciation and amortization[1]	(133)	(137)	
209	201	(4%)	Adjusted EBITDA*	653	616	(6%)
14.0	13.3		Adjusted EBITDA margin (%)*	14.1	13.8	
			Average invested capital*	3,628	3,615	—%
			Return on average invested capital (%)	9.2	15.5	
			Adjusted return on average invested capital (%)*[2]	19.4	17.3	

[1] Excluding identified items.
[2] Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged.

* Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Powder Coatings Q3 revenue up 4%, with organic sales growth up 7%, principally driven by pricing. Volumes were flat overall, with growth in industrial and consumer fully offset by lower volumes in automotive, while volumes in architectural were flat. Marine and Protective Coatings Q3 revenue up 1%, with organic sales growth up 2%, principally driven by pricing. Volumes were lower overall, as higher volumes in marine, especially in Europe and China, were more than offset by lower volumes in protective. Automotive and Specialty Coatings Q 3 revenue up 2% , with organic sales growth up 3% , principally driven by pricing . Strong volume growth in aerospace was partly offset by lower volumes in automotive . Industrial Coatings Q3 revenue down 2%, impacted by FX and scope changes (Russia and India). Organic sales growth was up 1%, as positive pricing was partly offset by lower volumes, principally in packaging, as well as in wood.

Decorative Paints

Q3 2026

Revenue decreased 3% versus Q3 2025, with scope changes (India, Russia) reducing revenue by 7%, partly offset by a positive FX/ Other impact of 3%. Organic sales growth was up 1%, principally driven by a 5% increase in pricing. Volumes were lower in Deco LATAM and China, while volumes in Deco EMEA improved sequentially and volumes were higher in South East Asia.

Operating income increased to €152 million (Q3 2025: €149 million), reflecting improvement in the underlying business performance, partly offset by an increase in restructuring related costs reported in identified items, specifically for the Industrial Excellence program, and scope changes.

Adjusted EBITDA margin increased to 19.4% (Q3 2025: 17.4%). Adjusted EBITDA at €199 million (Q3 2025: €184 million), with organic growth of €18 million. Adjusted EBITDA was further impacted by €14 million from scope changes (India, Russia).

Year-to-date 2026

Revenue decreased 4%% versus year-to-date 2025, principally driven by scope changes (India, Russia) which reduced revenue by 5%. Organic sales growth was up 1%, principally driven by positive pricing in Deco EMEA and Deco LATAM. Volume growth in Deco Asia was more than offset by lower volumes in Deco EMEA.

Operating income increased to €390 million (year-to-date 2025: €327 million), reflecting improvement in the underlying business performance, partly offset by restructuring related costs, specifically for the Industrial Excellence program, and scope changes.

Adjusted EBITDA margin increased to 18.3% (year-to-date 2025: 16.5%). Adjusted EBITDA increased to €556 million (year-to-date 2025: €523 million), reflecting €62 million of organic growth. In addition, adjusted EBITDA included €32 million negative impact from scope changes (India, Russia) and a €3 million positive from FX/ Other.

Revenue development Q3 2026


10
5
0
-5
-10
-3%
4%
1%
-7%
3%
-3%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

Revenue development year-to-date 2026


10
5
0
-5
-10
-2%
3%
1%
-5%
–%
-4%
Volume
Price/mix
Organic sales growth/(decline)*
Scope changes
FX / Other¹
Revenue

¹ Other contains hyperinflation

Revenue

Third quarter					January-September			
2025	2026	Δ%	Δ% Organic sales*	in € millions	2025	2026	Δ%	Δ% Organic sales*
630	636	1%	5%	Decorative Paints EMEA	1,909	1,890	(1%)	1%
198	207	5%	(6%)	Decorative Paints Latin America	533	565	6%	2%
227	185	(19%)	(1%)	Decorative Paints Asia	723	578	(20%)	2%
1,055	1,028	(3%)	1%	**Total**	3,165	3,033	(4%)	1%

Adjusted EBITDA* development

Third quarter		January - September
2026	in € millions	2026
184	2025 reported	523
18	Organic growth/(decline)*	62
(14)	Scope changes	(32)
11	FX / Other¹	3
199	**2026 reported**	556

Key financial figures

Third quarter				January-September		
2025	2026	Δ%	in € millions/%	2025	2026	Δ%
1,055	1,028	—	Revenue	3,165	3,033	(4%)
149	152	2%	Operating income	327	390	19%
(1)	(12)		Identified items*	(88)	(61)	
(34)	(35)		Depreciation and amortization¹	(108)	(105)	
184	199	8%	Adjusted EBITDA*	523	556	6%
17.4	19.4		Adjusted EBITDA margin (%)*	16.5	18.3	
			Average invested capital*	3,661	3,283	(10%)
			Return on average invested capital (%)	10.1	14.1	
			Adjusted return on average invested capital (%)*²	13.4	16.4	

¹ Excluding identified items.
² Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged.

* Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Europe, Middle East and Africa Q3 revenue up 1%, with organic sales growth up 5%, principally driven by positive pricing .Volumes improved sequentially, particularly in the UK, Benelux and North Africa Latin America Q3 revenue up 5%, supported by FX impact. Organic sales decline* decreased 6%, as lower volumes were principally driven by Brazil, where volumes were impacted by the timing of our price increases. Pricing was positive, also when excluding inflationary pricing in Argentina. Asia Q3 revenue decreased19%, with a combined 18% negative impact from the divestment of our liquid coatings businesses in India and FX effects. Organic sales growth was negative 1%, as higher volumes in SESA were more than offset by lower volumes in China, principally driven by weak demand, and negative mix, which more than offset the increase in pricing.

Condensed consolidated financial statements

Condensed consolidated statement of income

Third quarter 2025	Third quarter 2026	in € millions	January-September 2025	January-September 2026
Continuing operations				
2,547	2,538	Revenue	7,786	7,513
(1,520)	(1,522)	Cost of sales	(4,673)	(4,433)
1,027	**1,016**	**Gross profit**	**3,113**	**3,080**
(783)	(816)	SG&A costs	(2,464)	(2,453)
(273)	(273)	Other results	(272)	(272)
(29)	**(73)**	**Operating income**	**377**	**355**
(76)	(31)	Financing income and expenses	(156)	(114)
9	7	Results from associates	31	26
(96)	**(97)**	**Profit before tax**	**252**	**267**
(94)	(78)	Income tax	(186)	(192)
(190)	**(175)**	**Profit for the period from continuing operations**	**66**	**75**
Discontinued operations				
(1)	(1)	Profit/(loss) for the period from discontinued operations	(1)	(2)
(191)	**(176)**	**Profit for the period**	**65**	**73**
Attributable to				
(194)	(178)	Shareholders of the company	37	54
3	2	Non-controlling interests	28	19
(191)	**(176)**	**Profit for the period**	**65**	**73**
		Earnings per share from total operations (in €)		
(1.13)	(1.04)	Basic	0.22	0.32
(1.13)	(1.04)	Diluted	0.22	0.31

Condensed consolidated statement of comprehensive income

Third quarter 2025	Third quarter 2026	in € millions	January-September 2025	January-September 2026
(191)	(176)	Profit for the period	65	73
Other comprehensive income				
Items that will not be reclassified to the statement of income:				
6	14	Post-retirement benefits	(49)	14
(2)	(4)	Income tax	12	–
4	**10**	**Net effect**	**(37)**	**14**
Items that may be reclassified subsequently to the statement of income:				
(48)	61	Exchange differences arising on translation of foreign operations	(418)	282
12	–	Cash flow hedges	12	–
–	(1)	Income tax	3	(4)
(36)	**60**	**Net effect**	**(403)**	**278**
Items that have been reclassified to the statement of income:				
–	106	Recycling of cumulative translation reserve	–	106
–	**106**	**Net effect**	**–**	**106**
(32)	**176**	**Other comprehensive income/(expense) for the period**	**(440)**	**398**
(223)	**–**	**Comprehensive income for the period**	**(375)**	**471**
Comprehensive income for the period attributable to				
(225)	(3)	Shareholders of the company	(376)	445
2	3	Non-controlling interests	1	26
(223)	**–**	**Comprehensive income for the period**	**(375)**	**471**

Condensed consolidated balance sheet

in € millions	December 31, 2025	September 30, 2026
Assets		
Non-current assets		
Intangible assets	3,798	3,544
Property, plant and equipment	2,039	2,043
Right-of-use assets	294	280
Other non-current assets	1,760	1,744
Total non-current assets	**7,891**	**7,611**
Current assets		
Inventories	1,529	1,639
Trade and other receivables	2,403	2,651
Current tax assets	209	191
Short-term investments	302	266
Cash and cash equivalents	1,618	3,146
Assets held for sale	–	515
Total current assets	**6,061**	**8,408**
Total assets	**13,952**	**16,019**
Equity and liabilities		
Group equity	**4,822**	**5,019**
Non-current liabilities		
Provisions and deferred tax liabilities	1,253	1,133
Long-term borrowings	3,670	5,501
Total non-current liabilities	**4,923**	**6,634**
Current liabilities		
Short-term borrowings	1,192	1,001
Trade and other payables	2,690	2,941
Current tax liabilities	139	139
Current portion of provisions	186	149
Liabilities held for sale	–	136
Total current liabilities	**4,207**	**4,366**
Total equity and liabilities	**13,952**	**16,019**

Condensed consolidated statement of cash flows

Third quarter			January-September	
2025	**2026**	in € millions	**2025**	**2026**
(190)	**(175)**	**Profit for the period from continuing operations**	66	**75**
94	98	Amortization and depreciation	280	283
1	—	Impairment losses	8	4
76	31	Financing income and expenses	156	114
(9)	(7)	Results from associates	(31)	(26)
(5)	274	Pre-tax results on acquisitions and divestments	(16)	273
94	78	Income tax	186	192
138	16	Changes in working capital	(172)	(285)
256	(23)	Changes in provisions	298	(51)
(48)	(36)	Interest paid	(147)	(142)
(84)	(66)	Income tax paid	(193)	(164)
8	(3)	Other changes	18	(2)
331	**187**	**Net cash generated from/(used for) operating activities**	**453**	**271**
(66)	(68)	Capital expenditures	(209)	(188)
13	22	Interest received	37	56
10	10	Dividend from associates	10	10
—	(3)	Investments in short-term investments	(9)	(29)
13	11	Repayments of short-term investments	172	70
—	(53)	Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated	17	(47)
3	—	Debt repayment proceeds	10	100
(27)	**(81)**	**Net cash generated from/(used for) investing activities**	**28**	**(28)**
(503)	(120)	Changes from borrowings	(59)	1,564
(27)	(9)	Dividends paid	(302)	(281)
—	—	Buy out of non-controlling interests	(17)	—
(530)	**(129)**	**Net cash generated from/(used for) financing activities**	**(378)**	**1,283**
(226)	**(23)**	**Net cash generated from/(used for) continuing operations**	103	**1,526**
—	(1)	Cash flows from discontinued operations	(1)	(1)
(226)	**(24)**	**Net change in cash and cash equivalents total operations**	102	**1,525**
1,553	3,186	Net cash and cash equivalents at beginning of period	1,273	1,605
(3)	6	Effect of exchange rate changes on cash and cash equivalents	(51)	38
1,324	**3,168**	**Net cash and cash equivalents at September 30**	1,324	**3,168**

Consolidated statement of changes in equity

in € millions	Subscribed share capital	Cash flow hedge reserve	Cumulative translation reserves	Other (legal) reserves and undistributed profit	Share-holders' equity	Non-controlling interests	Group equity
Balance at December 31, 2024	85	—	(579)	5,068	4,574	242	4,816
Profit for the period	—	—	—	37	37	28	65
Other comprehensive income/(expense)	—	12	(391)	(49)	(428)	(27)	(455)
Tax on other comprehensive income	—	—	3	12	15	—	15
Comprehensive income for the period	**—**	**12**	**(388)**	**—**	**(376)**	**1**	**(375)**
Dividend	—	—	—	(263)	(263)	(39)	(302)
Equity-settled transactions	—	—	—	16	16	—	16
Issue of common shares	1	—	—	(1)	—	—	—
Minority share buyout	—	—	—	(20)	(20)	10	(10)
Balance at September 30, 2025	**86**	**12**	**(967)**	**4,800**	**3,931**	**214**	**4,145**
Balance at December 31, 2025	86	—	(801)	5,374	4,659	163	4,822
Profit for the period	—	—	—	54	54	19	73
Reclassification into the statement of income	—	—	106	—	106	—	106
Other comprehensive income/(expense)	—	—	275	14	289	7	296
Tax on other comprehensive income	—	—	(4)	—	(4)	—	(4)
Comprehensive income for the period	**—**	**—**	**377**	**68**	**445**	**26**	**471**
Dividend	—	—	—	(264)	(264)	(24)	(288)
Equity-settled transactions	—	—	—	14	14	—	14
Minority share buy-out	—	—	—	(1)	(1)	1	—
Balance at September 30, 2026	**86**	**—**	**(424)**	**5,191**	**4,853**	**166**	**5,019**

Notes to the condensed consolidated financial statements General information Accounting policies Scope of consolidation Akzo Nobel N.V. is a public limited liability company headquartered in Amsterdam, the Netherlands. The interim condensed consolidated financial statements include the condensed financial statements of Akzo Nobel N.V. and its consolidated subsidiaries (in this document referred to as "AkzoNobel", "the Group" or "the company"). The company was incorporated under the laws of the Netherlands and is listed on Euronext Amsterdam. Basis of preparation These condensed consolidated financial statements for the three - month and nine - month periods ended September 30, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting“ as issued by the International Accounting Standards Board (IASB). All figures in this report are unaudited. The interim condensed consolidated financial statements were discussed and approved by the Board of Management and the Supervisory Board. These interim condensed consolidated financial statements have been authorized for issue on October 20, 2026. The interim condensed consolidated financial statements should be read in conjunction with AkzoNobel’s consolidated financial statements in the 2025 annual report as published on February 24, 2026. The 2025 financial statements were adopted by the Annual General Meeting of shareholders on April 23, 2026. In accordance with Article 393 of Book 2 of the Dutch Civil Code, PricewaterhouseCoopers Accountants N.V. has issued an unqualified auditor’s opinion on the 2025 financial statements. The material accounting policies applied in the interim condensed consolidated financial statements are consistent with those applied in AkzoNobel’s consolidated financial statements for the year ended December 31, 2025, except for amendments to IFRS 9 and IFRS 7 related to “Contracts Referencing Nature - dependent Electricity“ and to “Classification and Measurement of Financial Instruments“. These amendments were assessed and do not materially affect AkzoNobel’s consolidated financial statements. Geopolitical developments (Middle East) The conflict in the Middle East continues to bring volatility. At present, AkzoNobel generates only a low single - digit percentage of its total revenues from this region. However, the implications of this conflict on global raw material prices, logistics costs and raw material availability can have a material adverse effect on AkzoNobel’s business, financial condition, results of operations and/or cash flows. Since Q2 2026, we have seen the impact of the conflict materializing through increased global raw material prices, which we have offset by price increases. We expect the raw material price inflation to sustain throughout the year. We intend to offset inflation with price increases, if needed. Seasonality Revenue and results in Decorative Paints are impacted by seasonal influences. Revenue and profitability tend to be higher in the second and third quarter of the year as weather conditions determine if paints and coatings can be applied. In Performance Coatings, revenue and profitability vary, among others, with building patterns from original equipment manufacturers. Divestment Akzo Nobel Pakistan Limited On September 30, 2026, AkzoNobel completed the sale of its shares in Akzo Nobel Pakistan Limited to IGI Investments, part of the Packages Group. The result on the divestment of Akzo Nobel Pakistan Limited amounted to €46 million negative, and breaks down as per the table below: Result on divestment Akzo Nobel Pakistan Limited in € millions 2026 Gross Proceeds 48 Derecognition of assets and liabilities (including non - controlling interest) (40) Cost allocated to the divestment, mainly related to recycling of cumulative translation differences to P&L (52) Pre - tax result on divestment (44) Income tax related to the divestment (2) Total result on divestment (46) The pre - tax result on divestment is included in “Other results” in the Condensed consolidated statement of income; income tax is accounted for on the tax line. Cash inflow from divestment in € millions 2026 Consideration for shares sold 48 Cash and cash equivalents derecognized on disposal — Total (net) cash inflow from divestment 48 The total (net) cash inflow from divestment is presented within “Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated ” in the Condensed consolidated statement of cash flows.

Balance sheet at divestment date	
September 30, 2026	
in € millions	2026
Intangible assets[1]	24
Property, plant and equipment	17
Other non-current assets	1
Cash and cash equivalents	—
Inventories	9
Trade receivables	11
Other current assets	8
Non-current liabilities	(13)
Trade payables	(9)
Other current liabilities	(7)
Non-controlling interest	(1)
Net assets and liabilities divested	**40**

[1]Includes allocations

The business sold represents less than 0.5% of our revenue; discontinued operations treatment is not applicable.

Deconsolidation of Russian entities

By presidential decree of July 13, 2026, the company's Russian entities were placed under temporary external administration. As of that date, the operational oversight was transferred to a designated external entity, while underlying ownership remained unchanged.

Although AkzoNobel retained title to the shares in its Russian entities, under the temporary external administration the company no longer has control over these entities. The Russian entities have therefore been deconsolidated as from July 13, 2026. As from the date of deconsolidation, the shares of the Russian entities have been reported as an equity investment, measured at fair value.

The result on the loss of control over the Russian entities amounted to €230 million negative, and breaks down as per the table below:

Result on loss of control Russian entities	
in € millions	2026
Fair value of retained interest	60
Derecognition of assets and liabilities	(235)
Recycling of cumulative translation differences to P&L	(55)
Total result on loss of control	**(230)**

The result on the loss of control over the Russian entities is included in "Other results" in the Condensed consolidated statement of income. No income tax applies.

The total (net) cash outflow from loss of control over the Russian entities amounts to €101 million and is presented within "Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated " in the Condensed consolidated statement of cash flows.

Balance sheet at deconsolidation date	
July 13, 2026	
in € millions	2026
Intangible assets[1]	28
Property, plant and equipment	28
Other non-current assets	6
Inventories	49
Trade receivables	45
Cash and cash equivalents	101
Other current assets	—
Non-current liabilities	(2)
Trade payables	(14)
Other current liabilities	(6)
Net assets and liabilities deconsolidated	**235**

[1]Includes allocations

The Russian entities represented less than 2% of AkzoNobel's consolidated revenue in the first half of 2026; discontinued operations treatment is not applicable.

At the end of the third quarter, the shares in the Russian entities were classified as held for sale. The fair value measurement of the shares (€60 million) was based on customary valuation practices in the Russian market.

Future changes to the fair value of the shares in the Russian entities will be included in the Consolidated statement of income.

Intended divestment of Deco South East Asia

On October 5, 2026, Akzo Nobel N.V. announced it has signed agreements to sell its Deco South East Asia business to Nippon Paint. The transaction is based on a total enterprise value of approximately $1.35 billion (€1.20 billion). The net cash proceeds, after taxes and non-controlling interests, are expected to be approximately $1 billion (€0.9 billion).

The agreements encompass AkzoNobel's Decorative Paints businesses in seven countries: Vietnam, Indonesia, Malaysia, Thailand, Singapore, Papua New Guinea and Australia.

The transactions are subject to customary closing conditions, including regulatory approvals. Completion is expected in mid-2027, except for the sale of the Indonesia business, which is expected to complete separately in late 2026.

The assets and liabilities were classified as held for sale as of September 30, 2026. No impairment was recognized upon classification as held for sale. The disposal group includes non-controlling interests with a carrying amount of €22 million as at September 30, 2026; these non-controlling interests will be derecognized upon completion of the transaction. On September 30, 2026, the related cumulative translation adjustments recognized in equity amounted to €15 million negative; this amount will be recycled to the P&L at completion.

The business reported as held for sale represents approximately 3% of our revenue; discontinued operations treatment is not applicable.

Assets and liabilities held for sale	
September 30, 2026	
in € millions	2026
Intangible assets[1]	289
Property, plant and equipment	39
Other non-current assets	6
Inventories	28
Trade receivables	56
Cash and cash equivalents	33
Other current assets	4
Assets held for sale	**455**
Non-current liabilities	57
Trade payables	72
Other current liabilities	7
Liabilities held for sale	**136**

[1]Includes allocations

Intended merger with Axalta

On November 18, 2025, Akzo Nobel N.V. ("AkzoNobel") and Axalta Coating Systems Ltd. ("Axalta") announced that they had entered into a definitive agreement to combine in an all-stock merger, creating a premier global coatings company.

The combination will bring together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders.

The terms of the agreement stipulate that Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned, with AkzoNobel being the surviving entity.

In connection with the transaction, AkzoNobel intends to pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion, minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026, prior to completion. The special dividend is conditional on completion of the transaction and on the level of regular dividends paid in 2026. The merger agreement prohibits AkzoNobel to repurchase shares up to the merger date.

On August 5, 2026, shareholders of both AkzoNobel and Axalta voted in favor of all resolutions related to the proposed all-share merger. AkzoNobel shareholders will own approximately 55% and Axalta shareholders will own approximately 45% of the combined company on a pro forma basis immediately after closing. The companies expect the transaction to close in early 2027, subject to the receipt of requisite regulatory approvals, authorization for the combined company's shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel's works council consultation requirements and the satisfaction of other customary closing conditions.

If either of the companies terminates the merger agreement, the terminating party may be required to pay the other party a €150 million termination fee.

Revenue disaggregation

The following table reflects the disaggregation of revenue. Additional disaggregation of revenue is included on the respective pages on Decorative Paints and Performance Coatings.

Revenue disaggregation

	January-September 2025		
in € millions	Performance Coatings	Decorative Paints	Total
The Netherlands	86	172	258
Other EMEA countries	1,784	1,737	3,521
North Asia	884	340	1,224
South East and South Asia	544	383	927
North America	982	—	982
Latin America	341	533	874
Total	**4,621**	**3,165**	**7,786**
Timing of revenue recognition			
Goods transferred at a point in time	4,459	3,118	7,577
Services transferred over time	162	47	209
Total	**4,621**	**3,165**	**7,786**

	January-September 2026		
in € millions	Performance Coatings	Decorative Paints	Total
The Netherlands	69	171	240
Other EMEA countries	1,765	1,719	3,484
North Asia	869	336	1,205
South East and South Asia	480	242	722
North America	936	—	936
Latin America	361	565	926
Total	**4,480**	**3,033**	**7,513**
Timing of revenue recognition			
Goods transferred at a point in time	4,333	2,978	7,311
Services transferred over time	147	55	202
Total	**4,480**	**3,033**	**7,513**

Hyperinflation accounting (Türkiye and Argentina)

For Türkiye and Argentina, hyperinflation accounting is applied. The impact of the application of hyperinflation accounting, which includes the use of end of period rates to translate the income statement, is shown in the table below.

Hyperinflation accounting

Third quarter			January-September	
2025	2026	in € millions	2025	2026
1	**3**	**Revenue**	(24)	**10**
(4)	**(5)**	**Operating income**	(17)	**(12)**
(6)	(2)	Hyperinflation: gain/loss on net monetary position	(20)	(20)
1	—	Other financing income/expenses	2	—
(9)	**(7)**	**Profit before tax**	(35)	**(32)**
(1)	(1)	Income tax	(4)	(4)
(10)	**(8)**	**Profit for the period**	(39)	**(36)**
3	1	Non-controlling interests	7	5
(7)	**(7)**	**Net income**	(32)	**(31)**

Hyperinflation impact on adjusted EBITDA for Q3 was €3 million negative (Q3 2025: €3 million negative); for the year-to-date the impact was €9 million negative (year-to-date 2025: €14 million negative).

Shareholders’ equity and non - controlling interests Development of shareholders’ equity Shareholders' equity amounted to €4.9 billion at September 30, 2026, compared with €4.7 billion at year - end 2025. The main movements related to: • Profit for the period of €54 million • Positive currency effects of €377 million (net of taxes) driven by changes in the exchange rate of the euro versus other currencies (in particular the Colombian peso, Chinese yuan, US dollar and Pound sterling), and including €106 million impact from the reclassification of cumulative currency translation differences to the statement of income related to the deconsolidation of the Russian entities and the Pakistan divestment Partly offset by: • Dividend of €264 million Dividend The dividend policy remains unchanged and is to pay a stable to rising dividend. An interim dividend of €0.44 per share will be paid. In 2025, an interim dividend of €0.44 was also paid. A final 2025 dividend of €1.54 (2024: €1.54) per common share was approved at the AGM on April 23, 2026, which resulted in a total 2025 dividend of €1.98 (2024: €1.98) per share. Outstanding share capital The outstanding share capital €85.7 million, with 171.4 million common shares outstanding at the end of September 2026. The weighted average number of outstanding shares year - to - date 2026 was 171.3 million shares.. Pensions The net balance sheet position (according to IAS19) of the pension plans at September 30, 2026, was a surplus of €0.8 billion (year - end 2025: surplus of €0.6 billion). The development during the first nine months of 2026 comprised gains from higher discount rates, offset by losses from higher inflation rates and lower plan asset returns in key countries. Contingent liabilities/Project Ichthys update A contingent liability is a liability of uncertain timing or amount. Contingent liabilities are not recognized in the balance sheet because they are dependent on the occurrence or non - occurrence of one or more uncertain future events not wholly within the control of the entity, or because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability. Legal proceedings The company and certain of its (former) group companies are involved in legal proceedings as well as proceedings by / discussions with governments, tax authorities, environmental agencies and other authorities. While it is not feasible to predict or determine the outcome of all pending and threatening legal proceedings and proceedings by/ discussions with governments, tax, environmental agencies and other authorities, the company is of the opinion that the case described below may have a significant impact on the company’s consolidated financial position, results of operations and cash flows. In accordance with IAS 37.92, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter. Project Ichthys (no material developments) AkzoNobel is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015. The claims allege that AkzoNobel is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework), and associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, rather they relate to (modelled) future inspection and remediation costs. AkzoNobel denies liability and contests the quantum of alleged damages. In 2024, the case proceeded to trial in the Federal Court of Australia. As part of the proceedings, the Federal Court of Australia appointed a Referee for the consideration of the potential quantum should any liability be established. Following issuance of the Referee’s quantum report, INPEX has sought damages in the amount of AUD 4.8 billion (€2.9 billion as of September 30, 2026). There are several other scenarios in the Referee’s quantum report for calculating potential damages with significantly lower amounts. Following the completion of the main hearing phase in May 2025, the Federal Court continues to address various procedural and substantive matters as part of the ongoing proceedings. AkzoNobel maintains that it is not liable for any alleged damages and thus argues its liability towards both INPEX and JKC should be zero (0). The Federal Court of Australia has yet to decide on liability, and if AkzoNobel is found liable, on the appropriate amount of damages that AkzoNobel is liable for (including whether any liability should be shared with other parties involved). In Q3 2025, AkzoNobel recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. AkzoNobel is insured with a maximum coverage of €500 million for cash outflows, whether presented as a provision or as a contingent liability. In accordance with IAS 37.92, no further information is disclosed, as such disclosure might seriously prejudice the outcome of the matter. The timing of the Federal Court of Australia's judgment remains uncertain, although it is not anticipated before 2027. Either party can appeal the first instance decision to the Full Court of the Federal Court of Australia. A further appeal can be made to the High Court of Australia if special leave is granted. Under Australian law, a verdict would be payable soon after being issued, unless a stay would be obtained. The amounts in such verdict could be significantly higher than the amount currently provided for.

Borrowings In March 2026, the company issued: • A €600 million bond with a 4.0% interest rate, due in 2031 • A €500 million bond with a 4.625% interest rate, due in 2036 In April 2026, a €500 million bond was repaid. In June 2026, the company issued a €750 million bond with a 3.625% interest rate, due in 2029. Cash flow reconciliation in € millions September 30, 2025 September 30, 2026 Cash and cash equivalents in the balance sheet 1,322 3,146 Debt to credit institutions (22) (11) Held for sale 24 33 Total per statement of cash flows 1,324 3,168 Related parties AkzoNobel purchased and sold goods and services to various related parties in which we hold a 50% or less equity interest (associates). These transactions were not material to the Condensed consolidated financial statements. We consider the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. Transactions with board members are limited to those conducted in their capacity as members of the Executive Committee or Supervisory Board. Related party transactions with pension funds are limited to those inherent to the purpose of the pension funds. Financial risk management The Consolidated financial statements for the year ended December 31, 2025, provide a description of the financial risks faced by the company in its regular operations, as well as the policies and procedures established to mitigate these risks. The risks, policies and procedures outlined in the Consolidated financial statements are still applicable and relevant. The carrying amount of the financial assets and current liabilities is a reasonable approximation of their fair value. The fair value of total borrowings (Level 1) as at September 30, 2026, was €6,258 1 million (December 31, 2025: €4,767 million); the carrying amount measured at amortized cost was €6,505 1 million (December 31, 2025: €4,862 million). During the year - to - date there have been no material changes in the fair value hierarchy. 1 Including borrowings held for sale (fair value €3 million; book value €3 million).

Alternative Performance Measures

In presenting and discussing AkzoNobel's operating results, management uses certain Alternative Performance Measures (APMs) not defined by IFRS Accounting Standards. Management considers these APMs to be relevant supplementary indicators of the company's performance. These or similar measures are widely used in the industry to assess operational performance, developments and positions. Management believes that reporting these measures supports readers' understanding of, among others, the company's sales performance, profitability, financial strength and funding requirements.

APMs should not be viewed in isolation as alternatives to the equivalent IFRS measures. Rather, they should be used as supplementary information in conjunction with the most directly comparable IFRS measures. APMs do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other companies. Explanations and reconciliations of the APMs to the most directly comparable IFRS measures can be found in this paragraph.

Identified items

Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buy-outs, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. By excluding identified items, AkzoNobel management believes the comparability of the operational results increases and financial performance can be evaluated more effectively.

Identified items are excluded when calculating adjusted operating income, adjusted EBITDA, adjusted EBITDA margin, adjusted return on average invested capital and adjusted earnings per share (EPS).

Restructuring-related costs primarily relate to costs for accruals for certain employee benefits and for other costs which are directly associated with plans to exit or cease specific activities, closing down of facilities and right-sizing the organization.

Acquisitions and divestments-related results include all results on acquisitions and divestments of businesses, all results on deconsolidation, all costs directly related to mergers, acquisitions and divestments, and post-merger integration costs. It also includes results on divestments not being part of a business divestment when certain materiality thresholds are met.

Hyperinflation impact from excess inventory positions relates to the hyperinflation accounting impact of inventory positions that exceed normal operational levels.

Legal and environmental costs mainly includes costs related to provisions for non-operational sites, employer liabilities recorded for former employees, and legal and environmental costs for which certain materiality thresholds are met.

Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin

	Third quarter 2025							Third quarter 2026
in € millions/ %	Performance Coatings	Decorative Paints	Other activities	Total	Performance Coatings	Decorative Paints	Other activities	Total
Revenue	1,492	1,055	–	2,547	**1,510**	**1,028**	**–**	**2,538**
Profit for the period				(191)				**(176)**
Profit Margin (%)				*(7.5)%*				***(6.9)%***
Profit for the period from discontinued operations				(1)				(1)
Income tax				(94)				(78)
Results from associates				9				7
Financing income and expenses				(76)				(31)
Operating income	(138)	149	(40)	(29)	**141**	**152**	**(366)**	**(73)**
Restructuring-related costs, including impairments	(24)	–	(2)	(26)	(14)	(10)	–	(24)
Acquisitions and divestments related results	(1)	–	(13)	(14)	–	–	(327)	(327)
Hyperinflation impact from excess inventory positions	(1)	–	–	(1)	–	(2)	–	(2)
Legal and environmental	(275)	–	(7)	(282)	–	–	(15)	(15)
Other	(2)	(1)	–	(3)	–	–	(2)	(2)
Total identified items[1]	(303)	(1)	(22)	(326)	**(14)**	**(12)**	**(344)**	**(370)**
Adjusted operating income	165	150	(18)	297	**155**	**164**	**(22)**	**297**
Depreciation and amortization[2]	(44)	(34)	(10)	(88)	(46)	(35)	(10)	(91)
Adjusted EBITDA	209	184	(8)	385	**201**	**199**	**(12)**	**388**
Adjusted EBITDA margin (%)	*14.0 %*	*17.4 %*		*15.1 %*	***13.3 %***	***19.4 %***		***15.3 %***

[1] Please refer to the text in this section for the detailed explanation of identified items.
[2] Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization.

Adjusted EBITDA and Adjusted operating income

Adjusted EBITDA is operating income excluding depreciation, amortization and identified items. Adjusted operating income is operating income excluding identified items. These measures are used to evaluate the performance of the company and its segments. By excluding identified items, the comparability of the operational results increases and financial performance can be evaluated more effectively.

Management views adjusted EBITDA and adjusted operating income as appropriate measures for (segment) performance.

Adjusted EBITDA margin, Profit margin

Adjusted EBITDA margin is an operational profit margin. Adjusted EBITDA margin is adjusted EBITDA as a percentage of revenue. The measure provides a clear picture of (the development of) profitability.

Profit margin is an operational profit margin representing the most comparable measure to adjusted EBITDA margin (as defined above) calculated using IFRS basis amounts. Profit margin is profit for the period as a percentage of revenue. Profit margin is used to evaluate the performance of AkzoNobel Group

Q3 Identified items

In Q3 2026, restructuring-related costs primarily included costs for the Industrial Excellence program. In Q3 2025, restructuring-related costs primarily included costs for the Industrial Excellence program and the SG&A cost reduction program.

In Q3 2026, acquisitions and divestments-related results primarily included the result on deconsolidation of the Russian entities (€230 million negative), the result on the Pakistan divestment (€56 million negative), as well as costs related to the intended merger with Axalta. In Q3 2025, acquisitions and divestments-related results mainly included costs related to the intended merger with Axalta.

In Q3 2026, the legal and environmental costs mainly related to charges for environmental liabilities. In Q3 2025, the legal and environmental costs for €275 million related to Project Ichthys, while the remaining €7 million related to charges for employee liability claims and for environmental liabilities.

Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin

	January - September 2025				January - September 2026			
in € millions/%	Performance Coatings	Decorative Paints	Other activities	Total	Performance Coatings	Decorative Paints	Other activities	Total
Revenue	4,621	3,165	–	7,786	**4,480**	**3,033**	**–**	**7,513**
Profit for the period				65				**73**
Profit Margin				*0.8 %*				***1.0 %***
Profit for the period from discontinued operations				(1)				(2)
Income tax				(186)				(192)
Results from associates				31				26
Financing income and expenses				(156)				(114)
Operating income	183	327	(133)	377	**442**	**390**	**(477)**	**355**
Restructuring-related costs including impairments	(58)	(83)	(10)	(151)	(37)	(58)	(4)	(99)
Acquisitions and divestments related results	(1)	(2)	(21)	(24)	–	–	(381)	(381)
Hyperinflation impact from excess inventory positions	(1)	(2)	–	(3)	–	(3)	–	(3)
Legal and environmental	(275)	–	(22)	(297)	–	–	(19)	(19)
Other	(2)	(1)	(9)	(12)	–	–	(3)	(3)
Total identified items[1]	(337)	(88)	(62)	(487)	**(37)**	**(61)**	**(407)**	**(505)**
Adjusted operating income	520	415	(71)	864	**479**	**451**	**(70)**	**860**
Depreciation and amortization[2]	(133)	(108)	(30)	(271)	(137)	(105)	(29)	(271)
Adjusted EBITDA	653	523	(41)	1,135	**616**	**556**	**(41)**	**1,131**
Adjusted EBITDA margin	*14.1 %*	*16.5 %*		*14.6 %*	***13.8 %***	***18.3 %***		***15.1 %***

[1] Please refer to the text in this section for the detailed explanation of identified items.
[2] Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization.

Year-to-date Identified items

Year-to-date 2026 restructuring-related costs primarily included costs for the Industrial Excellence program, while year-to-date 2025 restructuring-related costs primarily included costs for the Industrial Excellence program and the SG&A cost reduction program.

Year-to-date 2026 acquisitions and divestments-related results primarily included the result on deconsolidation of the Russian entities (€230 million negative) and the result on the Pakistan divestment (€56 million negative), as well as costs related to the intended merger with Axalta. Year-to-date 2025, mergers and acquisitions mainly included costs related to the divestment of our liquid coatings business in India and costs related to the intended merger with Axalta.

In year-to-date 2026 legal and environmental costs mainly included charges for environmental liabilities and for employee liability claims. In year-to-date 2025, legal and environmental costs mainly included €275 million of costs related to Project Ichthys. The remainder related to charges for environmental liabilities and for employee liability claims.

Adjusted gross margin Adjusted gross profit is revenue less cost of sales, excluding identified items. Adjusted gross margin is adjusted gross profit as a percentage of revenue. This measure provides insight into profit development excluding SG&A costs. By excluding identified items, the comparability of the gross margin development increases and financial performance can be evaluated more effectively. 1,055 1,048 Adjusted gross profit 3,239 3,169 41.4 41.3 Adjusted gross margin 41.6 42.2 3,113 3,080 1,027 1,016 Gross profit (28) (32) Identified items (126) (89) Trade working capital Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. A reconciliation of trade working capital to the most directly comparable IFRS measure is available in the Financial highlights. Management uses trade working capital for cash flow management, to identify opportunities to improve cash generation and to optimize the use of cash . Adjusted earnings per share Adjusted earnings per share is used to provide additional insight into the underlying profitability per share of the company. It helps with comparing performance over time, as well as to industry benchmarks and peers. Adjusted earnings per share from continuing operations Third quarter January - September 2025 2026 in € millions 2025 2026 (190) (175) Profit from continuing operations 66 75 326 24 15 370 Identified items reported in operating 487 505 income (10) Identified items reported in interest 22 (10) (12) Identified items reported in income (22) (44) tax (in millions) (19) (28) (2) Non - controlling interests (3) Adjusted gross margin 507 525 171 Adjusted net income from 172 January - September Third quarter continuing operations 2026 2025 2026 2025 171.3 171.0 Weighted average number of shares 171.4 171.0 7,513 7,786 Revenue 2,538 2,547 1.01 1.00 Adjusted earnings per share from continuing operations 3.07 2.96 Free cash flow Free cash flow is the total of cash generated from/(used for) operating activities, minus capital expenditures. AkzoNobel reports on free cash flow as management believes it to be a useful measure to provide additional insight into the cash generating capability of its operations. A reconciliation of free cash flow to the most directly comparable IFRS measure is available in the Financial highlights. Organic growth Organic growth compares revenues (=sales) and EBITDA between periods, excluding the impact of changes in consolidation (=scope changes), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting . The impact of changes in foreign exchange rates is calculated by re - translating the prior year local currency amounts into euros at the current year’s foreign exchange rates. Organic growth comparison provides a better understanding of underlying revenue (sales) and adjusted EBITDA growth factors. Reconciliation to the development of revenue and adjusted EBITDA is available in the Financial highlights (for consolidated revenues and consolidated adjusted EBITDA), as well as in the Performance Coatings and Decorative Paints sections (at segment level). (Average) invested capital Invested capital is total assets (excluding cash and cash equivalents, short - term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Average invested capital is the average of the quarter - end invested capital balances for the last four quarters. Management uses average invested capital to monitor, assess and optimize the total amount of capital invested.

Average invested capital September 2025

in € millions	December 31, 2024	March 30, 2025	June 30, 2025	September 30, 2025	Average
Trade receivables	2,144	2,414	2,299	2,258	2,279
Inventories	1,721	1,777	1,638	1,570	1,677
Trade payables	(2,220)	(2,310)	(2,153)	(2,122)	(2,201)
Trade working capital	**1,645**	**1,881**	**1,784**	**1,706**	**1,754**
Other working capital items	(137)	(28)	18	(153)	(75)
Non-current assets	8,413	8,324	7,838	7,855	8,108
Less investments in associates	(227)	(234)	(248)	(230)	(235)
Less pension assets	(929)	(931)	(854)	(846)	(890)
Deferred tax liabilities	(491)	(501)	(449)	(460)	(475)
Invested capital	**8,274**	**8,511**	**8,089**	**7,872**	**8,187**

Average invested capital September 2026

in € millions	December 31, 2025	March 30, 2026	June 30, 2026	September 30, 2026	Average
Trade receivables	1,990	2,234	2,347	2,312	2,221
Inventories	1,529	1,609	1,702	1,639	1,620
Trade payables	(2,157)	(2,244)	(2,433)	(2,372)	(2,302)
Trade working capital	**1,362**	**1,599**	**1,616**	**1,579**	**1,539**
Other working capital items	(50)	4	(46)	(178)	(67)
Non-current assets	7,891	7,959	8,012	7,611	7,868
Less investments in associates	(232)	(241)	(236)	(244)	(238)
Less pension assets	(891)	(916)	(923)	(926)	(914)
Deferred tax liabilities	(487)	(498)	(519)	(455)	(490)
Invested capital	**7,593**	**7,907**	**7,904**	**7,387**	**7,698**

(Adjusted) Return on average invested capital

Return on average invested capital is operating income of the last 12 months as a percentage of average invested capital. Management uses return on average invested capital to assess the efficiency of investments and make informed decisions on capital allocation, in order to maximize returns and drive long-term growth.

Adjusted return on average invested capital is adjusted operating income of the last 12 months as a percentage of average invested capital. Management uses adjusted return on average invested capital to assess the efficiency of investments and make informed decisions on capital allocation, in order to maximize returns and drive long-term growth.

(Adjusted) Return on average invested capital

October 2024 - September 2025

in € millions	Performance Coatings	Decorative Paints	Other activities	Total
Average invested capital	3,628	3,661	898	8,187
Operating income[1]	333	368	(197)	504
Adjusted operating income[1]	704	489	(102)	1,091
Return on average invested capital	**9.2**	**10.1**		**6.2**
Adjusted return on average invested capital[2]	**19.4**	**13.4**		**13.3**

October 2025 - September 2026

in € millions	Performance Coatings	Decorative Paints	Other activities	Total
Average invested capital	3,615	3,283	800	7,698
Operating income[1]	559	464	119	1,142
Adjusted operating income[1]	624	539	(86)	1,077
Return on average invested capital	**15.5**	**14.1**		**14.8**
Adjusted return on average invested capital[2]	**17.3**	**16.4**		**14.0**

[1]Please refer to the quarterly statistics section for the calculation of the last 12 months.
[2]Held for sale accounting impacted Adjusted Return on average invested capital with 0.3 p.p.. As such excluding held for sale accounting it was 13.7 (Q3 2025: 13.2)

Net debt

Net debt is used by management to assess the overall financing position and liquidity profile. Net debt is defined as long-term borrowings plus short-term borrowings, less cash and cash equivalents and short-term investments. A reconciliation is available in the Financial highlights section of this report.

Leverage ratio

Management monitors capital headroom based on the leverage ratio net debt/adjusted EBITDA. The leverage ratio is calculated based on the net debt per balance sheet position divided by adjusted EBITDA of the last 12 months.

Leverage ratio[1]

October 2024 - September 2025/October 2025 - September 2026

in € millions	2025	2026
Net debt	4,028	3,090
Adjusted EBITDA[1]	1,456	1,440
Leverage ratio	**2.8**	**2.1**

[1]Please refer to the quarterly statistics section for the calculation of the last 12 months.

Amsterdam, October 20, 2026
The Board of Management

Greg Poux-Guillaume
Maarten de Vries

Quarterly statistics

Q1	Q2	Q3	Q4	2025 Full-year	in € millions	Q1	Q2	Q3	2026 Year-to-date
					Revenue				
1,583	1,546	1,492	1,447	6,068	Performance Coatings	1,427	1,543	1,510	4,480
1,030	1,080	1,055	925	4,090	Decorative Paints	959	1,046	1,028	3,033
2,613	2,626	2,547	2,372	10,158	**Total**	2,386	2,589	2,538	7,513
					EBITDA*				
217	193	(91)	166	485	Performance Coatings	187	208	191	586
116	139	186	113	554	Decorative Paints	127	183	189	499
(47)	(26)	(30)	606	503	Other activities	(44)	(48)	(355)	(447)
286	306	65	885	1,542	**Total**	270	343	25	638
					Adjusted EBITDA (excluding Identified items)*				
231	213	209	190	843	Performance Coatings	196	219	201	616
147	192	184	125	648	Decorative Paints	166	191	199	556
(21)	(12)	(8)	(6)	(47)	Other activities	(17)	(12)	(12)	(41)
357	393	385	309	1,444	**Total**	345	398	388	1,131
13.7	15.0	15.1	13.0	14.2	**Adjusted EBITDA margin* (in %)**	14.5	15.4	15.3	15.1
					Depreciation and amortization				
(46)	(43)	(47)	(49)	(185)	Performance Coatings	(47)	(47)	(50)	(144)
(39)	(38)	(37)	(39)	(153)	Decorative Paints	(36)	(36)	(37)	(109)
(9)	(11)	(10)	(10)	(40)	Other activities	(10)	(9)	(11)	(30)
(94)	(92)	(94)	(98)	(378)	**Total**	(93)	(92)	(98)	(283)
					Depreciation and amortization (excluding Identified items)				
(46)	(43)	(44)	(45)	(178)	Performance Coatings	(46)	(45)	(46)	(137)
(38)	(36)	(34)	(37)	(145)	Decorative Paints	(35)	(35)	(35)	(105)
(9)	(11)	(10)	(10)	(40)	Other activities	(10)	(9)	(10)	(29)
(93)	(90)	(88)	(92)	(363)	**Total**	(91)	(89)	(91)	(271)

* Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Quarterly statistics

Q1	Q2	Q3	Q4	2025 Full-year	in € millions	Q1	Q2	Q3	2026 Year-to-date
					Operating income				
171	150	(138)	117	300	Performance Coatings	140	161	141	442
77	101	149	74	401	Decorative Paints	91	147	152	390
(56)	(37)	(40)	596	463	Other activities	(54)	(57)	(366)	(477)
192	214	(29)	787	1,164	**Total**	177	251	(73)	355
					Identified items included in operating income				
(14)	(20)	(303)	(28)	(365)	Performance Coatings	(10)	(13)	(14)	(37)
(32)	(55)	(1)	(14)	(102)	Decorative Paints	(40)	(9)	(12)	(61)
(26)	(14)	(22)	612	550	Other activities	(27)	(36)	(344)	(407)
(72)	(89)	(326)	570	83	**Total**	(77)	(58)	(370)	(505)
					Adjusted operating income (excluding Identified items)*				
185	170	165	145	665	Performance Coatings	150	174	155	479
109	156	150	88	503	Decorative Paints	131	156	164	451
(30)	(23)	(18)	(16)	(87)	Other activities	(27)	(21)	(22)	(70)
264	303	297	217	1,081	**Total**	254	309	297	860
					Reconciliation financing income and expenses				
14	10	12	13	49	Financing income	15	20	23	58
(42)	(48)	(45)	(41)	(176)	Financing expenses	(40)	(54)	(61)	(155)
(28)	(38)	(33)	(28)	(127)	**Net interest on net debt**	(25)	(34)	(38)	(97)
					Other interest				
8	8	8	8	32	Financing income related to post-retirement benefits	8	8	8	24
–	(2)	(25)	(8)	(35)	Interest on provisions	(2)	(2)	8	4
(10)	(18)	(26)	(15)	(69)	Other items	(18)	(18)	(9)	(45)
(2)	(12)	(43)	(15)	(72)	**Net other financing charges**	(12)	(12)	7	(17)
(30)	(50)	(76)	(43)	(199)	**Financing income and expenses**	(37)	(46)	(31)	(114)

* Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Quarterly statistics

2025 Q1	2025 Q2	2025 Q3	2025 Q4	2025 Full-year		2026 Q1	2026 Q2	2026 Q3	2026 Year-to-date
					Quarterly net income analysis (in € millions)				
7	15	9	2	33	Results from associates	8	11	7	26
169	179	(96)	746	998	Profit before tax	148	216	(97)	267
(48)	(44)	(94)	(140)	(326)	Income tax	(47)	(67)	(78)	(192)
121	135	(190)	606	672	Profit for the period from continuing operations	101	149	(175)	75
28	25	(98)	19	33	Effective tax rate (in %)	32	31	(80)	72
					Earnings per share from continuing operations (in €)				
0.63	0.73	(1.13)	3.50	3.72	Basic	0.54	0.82	(1.03)	0.33
0.62	0.72	(1.12)	3.48	3.70	Diluted	0.54	0.81	(1.03)	0.32
					Earnings per share from discontinued operations (in €)				
–	–	(0.01)	–	(0.01)	Basic	–	(0.01)	(0.01)	(0.01)
–	–	(0.01)	–	(0.01)	Diluted	–	(0.01)	(0.01)	(0.01)
					Earnings per share from total operations (in €)				
0.63	0.73	(1.13)	3.50	3.71	Basic	0.54	0.81	(1.04)	0.32
0.62	0.72	(1.13)	3.48	3.69	Diluted	0.54	0.81	(1.04)	0.31
					Number of shares (in millions)				
170.8	171.0	171.0	171.1	171.0	Weighted average number of shares	171.2	171.4	171.4	171.3
170.9	171.0	171.1	171.1	171.1	Number of shares at end of quarter	171.3	171.4	171.4	171.4
					Adjusted earnings from continuing operations (in € millions)*				
121	135	(190)	606	672	Profit from continuing operations	101	149	-175	75
72	89	326	(570)	(83)	Identified items reported in operating income	77	58	370	505
(2)	–	24	(2)	20	Identified items reported in interest	2	(2)	(10)	(10)
(17)	(20)	15	70	48	Identified items reported in income tax	(19)	(13)	(12)	(44)
(14)	(11)	(3)	(8)	(36)	Non-controlling interests	(8)	(9)	(2)	(19)
160	**193**	**172**	**96**	**621**	**Adjusted net income from continuing operations**	**153**	**183**	**171**	**507**
0.94	1.13	1.01	0.56	3.63	**Adjusted earnings per share from continuing operations (in €)**	**0.89**	**1.07**	**1.00**	**2.96**

* Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Quarterly statistics - last 12 months

Q4 2024	Q1 2025	Q2 2025	Q3 2025	2025 Last 12 months	in € millions	Q4 2025	Q1 2026	Q2 2026	Q3 2026	2026 Last 12 months
					EBITDA*					
196	217	193	(91)	515	Performance Coatings	166	187	208	191	752
80	116	139	186	521	Decorative Paints	113	127	183	189	612
(55)	(47)	(26)	(30)	(158)	Other activities	606	(44)	(48)	(355)	159
221	286	306	65	878	**Total**	**885**	**270**	**343**	**25**	**1,523**
					Adjusted EBITDA (excluding Identified items)*					
230	231	213	209	883	Performance Coatings	190	196	219	201	806
113	147	192	184	636	Decorative Paints	125	166	191	199	681
(22)	(21)	(12)	(8)	(63)	Other activities	(6)	(17)	(12)	(12)	(47)
321	357	393	385	1,456	**Total**	**309**	**345**	**398**	**388**	**1,440**
					Depreciation and amortization					
(46)	(46)	(43)	(47)	(182)	Performance Coatings	(49)	(47)	(47)	(50)	(193)
(39)	(39)	(38)	(37)	(153)	Decorative Paints	(39)	(36)	(36)	(37)	(148)
(9)	(9)	(11)	(10)	(39)	Other activities	(10)	(10)	(9)	(11)	(40)
(94)	(94)	(92)	(94)	(374)	**Total**	**(98)**	**(93)**	**(92)**	**(98)**	**(381)**
					Depreciation and amortization (excluding Identified items)					
(46)	(46)	(46)	(44)	(182)	Performance Coatings	(45)	(46)	(45)	(46)	(182)
(39)	(39)	(38)	(34)	(150)	Decorative Paints	(37)	(35)	(35)	(35)	(142)
(9)	(9)	(9)	(10)	(37)	Other activities	(10)	(10)	(9)	(10)	(39)
(94)	(94)	(93)	(88)	(369)	**Total**	**(92)**	**(91)**	**(89)**	**(91)**	**(363)**
					Operating income					
150	171	150	(138)	333	Performance Coatings	117	140	161	141	559
41	77	101	149	368	Decorative Paints	74	91	147	152	464
(64)	(56)	(37)	(40)	(197)	Other activities	596	(54)	(57)	(366)	119
127	192	214	(29)	504	**Total**	**787**	**177**	**251**	**(73)**	**1,142**
					Adjusted operating income (excluding Identified items)*					
184	185	170	165	704	Performance Coatings	145	150	174	155	624
74	109	156	150	489	Decorative Paints	88	131	156	164	539
(31)	(30)	(23)	(18)	(102)	Other activities	(16)	(27)	(21)	(22)	(86)
227	264	303	297	1,091	**Total**	**217**	**254**	**309**	**297**	**1,077**

* Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Glossary Adjusted earnings per share from continuing operations are the basic earnings per share from continuing operations, excluding Identified items and taxes thereon. Adjusted EBITDA is operating income excluding depreciation, amortization and Identified items. Adjusted EBITDA margin is adjusted EBITDA as percentage of revenue. Adjusted operating income is operating income excluding Identified items. Capital expenditures is the total of investments in property, plant and equipment and investments in intangible assets. Comprehensive income is the change in equity during a period resulting from transactions and other events other than those changes resulting from transactions with shareholders in their capacity as shareholders. Constant currencies calculations exclude the impact of changes in foreign exchange rates by re - translating the prior year local currency amounts into euros at the current year’s foreign exchange rates . EBITDA is operating income excluding depreciation and amortization. EBITDA margin is EBITDA as a percentage of revenue. EMEA is Europe, Middle East and Africa. Free cash flow is net cash generated from/(used for) operating activities minus capital expenditures. Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buyouts, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. Invested capital is total assets (excluding cash and cash equivalents, short - term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Invested capital balances on business area level contain intercompany positions, which eliminate on consolidated level. Average invested capital is the average of the quarter - end invested capital balances for the last four quarters. Latin America excludes Mexico. Leverage ratio is calculated as net debt divided by adjusted EBITDA for the last 12 months. Net debt is defined as long - term borrowings plus short - term borrowings, less cash and cash equivalents and short - term investments. North America includes Mexico. North Asia includes, among others, China, Japan and South Korea. Operating income is defined as income excluding net financing expenses, results from associates, income tax and profit/loss from discontinued operations. Operating income includes the share of non - controlling interests. Operating income includes Identified items to the extent these relate to lines included in operating income. Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. Operating expenses (OPEX) includes SG&A costs and fixed manufacturing costs as included within cost of sales. Organic growth/(decline) compares revenues (= sales) and adjusted EBITDA between periods, excluding the impact of changes in consolidation (scope changes), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. Refer to “Constant currencies” for details on the calculation of the foreign exchange rate impact. Other working capital is defined as other receivables, plus current tax assets, less other payables and current tax liabilities. Price/mix captures revenue changes that are not driven by volumes. It combines two related effects: (i) price, which reflects changes in the selling price of the same products and (ii) mix, which reflects the changes in the composition of the products sold. Profit margin is profit for the period as a percentage of revenue (Adjusted) return on average invested capital is (adjusted) operating income of the last 12 months as a percentage of average invested capital. SG&A costs include selling and distribution expenses, general and administrative expenses, and research, development and innovation expenses. SESA is South East and South Asia and includes the Pacific. Volume refers to the number of units sold (e.g. liters) in a given period. Brand and trademarks In this report, reference is made to brands and trademarks owned by, or licensed to, AkzoNobel . Unauthorized use of these is strictly prohibited .

Akzo Nobel N.V. Christian Neefestraat 2 P.O. Box 75730 1070 AS Amsterdam, the Netherlands T +31 88 969 7555 www.akzonobel.com For more information: The explanatory sheets used during the press conference can be viewed on AkzoNobel’s corporate website: www.akzonobel.com AkzoNobel Global Communications T +31 88 969 7833 E media.relations@akzonobel.com AkzoNobel Investor Relations T +31 88 969 0139 E investor.relations@akzonobel.com Financial calendar Ex - dividend date of 2026 interim dividend Record date of 2026 interim dividend Payment of 2026 interim dividend October 23, 2026 October 26, 2026 November 4, 2026 Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long - established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together. For more information, please visit www.akzonobel.com. © 2026 Akzo Nobel N.V. All rights reserved.